PRESS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

SCYTHIAN BIOSCIENCES CORP. ANNOUNCES INCREASE TO BOUGHT DEAL FINANCING WITH SERRUYA PRIVATE EQUITY AND THE DELAVACO GROUP AS OTHER STRATEGIC INVESTORS

Toronto, Canada – January 17, 2018 – Scythian Biosciences Corp. (TSXV:SCYB) (the “Company”) is pleased to announce today that, due to strong demand, it has agreed with Clarus Securities Inc., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), to increase the size of its previously announced C$10,001,220 “bought deal” offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a “bought deal” basis 672,125 units of the Company (the “Units”) of the Company at a price of C$18.60 per Unit (the “Offering Price”) for aggregate gross proceeds to the Company of C$12,501,525 (the “Offering”). Each Unit will be comprised of one common share of the Company (a “Unit Share”) and one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of C$22.00 for a period of 24 months following the Closing Date (as defined below).

The Company has also agreed to grant the Underwriters an over-allotment option to purchase an additional 100,818 Units at the Offering Price, exercisable in whole or in part, for a period ending 30 days from and including the Closing Date. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be approximately C$14,376,739.

In addition, the Company intends to increase the size of its previously announced C$10,001,220 concurrent brokered private placement of C$10,001,220 to Aphria. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a “bought deal” basis, 672,125 units for additional gross proceeds of C$12,501,525. The Company will also grant the Underwriters an option to purchase an additional 100,818 Units, exercisable in whole or in part, at any time prior to 48 hours before the Closing Date. In the event this option is exercised in full, the aggregate gross proceeds of the concurrent private placement will be approximately C$14,376,739.

The Units will be offered in the provinces of British Columbia, Alberta and Ontario by short form prospectus, and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Units can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offerings are expected to close on or about February 8, 2018 (the “Closing Date”) and are subject to certain conditions, including but not limited to, the receipt for all necessary approvals including the approval of the TSX Venture Exchange (the “TSXV”).

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Contact Information

For further information, please contact:

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the risk factors discussed in the Filing Statement which are incorporated herein by reference and are available through SEDAR at www.sedar.com. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.